FORM N-8F
    [As last amended in Release No. IC-23786, effective June 1, 1999, 64 F.R.
                                     19469.]

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM N-8F


APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED INVESTMENT COMPANIES.

I.    GENERAL IDENTIFYING INFORMATION


1. Reason fund is applying to deregister (check ONLY ONE; for descriptions, SEE Instruction 1 above):


      [X]  MERGER


      [ ]  LIQUIDATION


      [ ]  ABANDONMENT OF REGISTRATION


           (Note: Abandonments of Registration answer ONLY questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)


      [ ]  Election of status as a BUSINESS DEVELOPMENT COMPANY


           (Note: Business Development Companies answer ONLY questions 1 through 10 of this form and complete verification at the end of the form.)

2. Name of fund:


        FTI Funds (the "Fund")

3. Securities and Exchange Commission File No.:


        811-07369


4. Is this an initial Form N-8F or an amendment to a previously filed Form
N-8F?


      [X]  Initial Application [ ]  Amendment


5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

           One Franklin Parkway
           San Mateo, CA  94403-1906


6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

           Navid Tofigh
           Franklin Templeton Investments
           One Franklin Parkway
           San Mateo, CA  94403
           (650) 312-3492

           Kristin H. Ives
           Stradley, Ronon, Stevens & Young, LLP
           2600 One Commerce Square
           Philadelphia, PA 19103
           (215) 564-8037

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

           The accounts, books or other documents required to be maintained by
           Section 31(a) of the Investment Company Act of 1940, as amended, are kept by the Fund at One Franklin Parkway, San Mateo, CA 94403-1906 or its shareholder services agent, Franklin Templeton Investor Services, LLC, at 3344 Quality Drive, Rancho Cordova, CA 95670-7313.

      NOTE: ONCE DEREGISTERED, A FUND IS STILL REQUIRED TO MAINTAIN AND PRESERVE THE RECORDS DESCRIBED IN RULES 31A-1 AND 31A-2 FOR THE PERIODS SPECIFIED IN THOSE RULES.


8. Classification of fund (check only one):


      [X] Management company;


      [ ]  Unit investment trust; or


      [ ]  Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):


      [X]  Open-end  [ ]  Closed-end


10. State law under which the fund was organized or formed (E.G., Delaware, Massachusetts):


           The Fund was a business trust created under the laws of the Commonwealth of Massachusetts.


11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

           Fiduciary International, Inc.
           600 Fifth Avenue
           New York, New York 10020-2302

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

a) Templeton/Franklin Investment Services, LLC One Franklin Parkway San Mateo, CA 94403

b)           Franklin Templeton Distributors, Inc. One Franklin Parkway San
             Mateo, CA 94403

c) Edgewood Services, Inc. Federated Investors Tower 1001 Liberty Avenue Pittsburgh, PA 15222-3779

13. If the fund is a unit investment trust ("UIT") provide: Not applicable


      (a) Depositor's name(s) and address(es):


      (b) Trustee's name(s) and address(es):


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (E.G., an insurance company separate account)?


      [ ]  Yes  [X]  No


      If Yes, for each UIT state:


      Name(s):


      File No.:  811-______


      Business Address:


15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


           [X]  Yes  [ ]  No


           On May 19, 2003, the board of trustees of FTI Funds approved an Agreement and Plan of Reorganization (the "Agreement and Plan") between the FTI Funds, on behalf of all three of its remaining series (the "Target Funds") and Franklin Global Trust (the "Trust"), on behalf of three new series (the Acquiring Funds"). The Agreement and Plan was approved by Target Funds' shareholders at a July 15, 2003 meeting. Pursuant to the Agreement and Plan, all of the assets of the Target Funds were transferred to the Acquiring Funds, in exchange solely for shares of the corresponding Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the series. The Funds and corresponding Acquiring Funds are as follows:

TARGET FUNDS                          ACQUIRING FUNDS

FTI Large Capitalization Growth       Fiduciary Large Capitalization Growth
and Income Fund                       and Income Fund

FTI Small Capitalization              Fiduciary Small Capitalization Equity Fund
Equity Fund

FTI European Smaller Companies Fund   Fiduciary European Smaller Companies Fund

      If Yes, state the date on which the board vote took place:
           May 19, 2003

           If No, explain:


      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?


           [X ] Yes  [ ]  No


           If Yes, state the date on which the shareholder vote took place:



                The shareholder vote took place on July 15, 2003.


           If No, explain:

II.   DISTRIBUTIONS TO SHAREHOLDERS


16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?


      [X]  Yes  [ ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions:

                 July 24, 2003

      (b) Were the distributions made on the basis of net assets?


           [X]  Yes  [ ]  No


      (c) Were the distributions made PRO RATA based on share ownership?


           [X]  Yes  [ ]  No


      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: Not applicable

      (e) LIQUIDATIONS ONLY: Were any distributions to shareholders made in-kind? Not applicable


           [ ]  Yes  [ ]  No


           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:


17. CLOSED-END FUNDS ONLY:


      Has the fund issued senior securities? Not applicable


      [ ]  Yes  [  ] No


      If yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:


18. Has the fund distributed ALL of its assets to the fund's shareholders?


      [X]  Yes  [ ]  No


      Each Target Fund shareholder received one share of its corresponding acquiring Fund for each share of Target Fund as of the date of transaction, July 24, 2003.


      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:


19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?


      [ ]  Yes  [X]  No


      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  ASSETS AND LIABILITIES


20. Does the fund have any assets as of the date this form is filed?


      (SEE QUESTION 18 ABOVE)


      [ ]  Yes  [X]  No


      If Yes,


      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:


      (b) Why has the fund retained the remaining assets?


      (c) Will the remaining assets be invested in securities?


           [ ]  Yes  [ ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?


      [ ]  Yes  [X]  No


      If Yes,


      (a) Describe the type and amount of each debt or other liability:


      (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.   INFORMATION ABOUT EVENT(S) LEADING TO REQUEST FOR DEREGISTRATION


22.   (a) List the expenses incurred in connection with the Merger or
      Liquidation:


           (i) Legal expenses: $37,881


           (ii) Accounting expenses: $4,125


           (iii)Other expenses (list and identify separately):


                (a) Costs of printing and mailing proxy statements and related documents: $1,613


                (b) Assignment fees related to the assignment of certain loan participations: $0


                    (iv) Total expenses (sum of lines (i)-(iii) above): $43,619

                (c) How were those expenses allocated?


                100% of the expenses were allocated to the investment advisor of the Target Funds, which is the same entity as the investment advisor of the Acquiring Funds.

                (d) Who paid those expenses? Fiduciary International, Inc.
                (e) How did the fund pay for unamortized expenses (if any)?
                    Not applicable


23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?


      [ ]  Yes  [X]  No


      If yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    CONCLUSION OF FUND BUSINESS


24. Is the fund a party to any litigation or administrative proceeding?


      [ ]  Yes  [X]  No


      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:


25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?


      [ ]  Yes  [X]  No


      If Yes, describe the nature and extent of those activities:

VI.   MERGERS ONLY


26. (a) State the name of the fund surviving the Merger:


      Fiduciary Large Capitalization Growth Fund and Income Fund, Fiduciary Small Capitalization Equity Fund and Fiduciary European Smaller Companies Fund, series of Franklin Global Trust


      (b) State the Investment Company Act file number of the fund surviving the
      Merger: 811-10157

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:


      Agreement and Plan of Reorganization dated as of the 19th day of June, 2003, filed with the Commission on Form Type DEF 14A on June 19, 2003 (File No. 811-7369).

      (d) If the merger or reorganization agreement has NOT been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Fund, (ii) she is a Vice President & Secretary of the Fund, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    /s/ Karen L. Skidmore
                                    Karen L. Skidmore